

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2009

Mr. José Antonio Guaraldi Félix
Chief Executive Officer
Net Servicos de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

> **Net Servicos de Comunicação S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 0-28860**

Dear Mr. Félix:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director